SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 17, 2006
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-234-20390
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Qimonda AG dated as of November 14, 2006, announcing results for its fourth quarter and year ended September 30, 2006.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: November 17, 2006	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board

News Release – Presseinformation
Qimonda Achieved Record Sales and Strong Profitability for its Fourth Quarter and 2006 Financial Year based on Successful Product Diversification and Strong Demand for DRAM
Munich, Germany — November 14, 2006 — Qimonda AG (NYSE: QI) today announced its results for its fourth quarter and 2006 financial year (FY) 2006, which ended September 30, 2006. Qimonda achieved record net sales of Euro 1.23 billion in the fourth quarter of the FY 2006, an increase of 26 percent quarter-on-quarter and 60 percent year-on-year. Fourth quarter EBIT improved to Euro 215 million compared to an EBIT of Euro 100 million in the third quarter of FY 2006 and an EBIT of Euro 37 million in the fourth quarter of FY 2005. Net income increased significantly to Euro 156 million or earnings per share of Euro 0.48 compared to Euro 54 million in the prior quarter and earnings per share of Euro 0.18 and compared to a net income of Euro 36 million in the fourth quarter of FY 2005 or earnings per share of Euro 0.12.
For the 2006 FY Qimonda achieved net sales of Euro 3.81 billion, a strong increase of 35 percent compared to the previous financial year. Full financial year EBIT improved to Euro 213 million compared to an EBIT of Euro 111 million in FY 2005. Thus Qimonda achieved a positive EBIT for the fourth financial year in a row. Net income increased to Euro 74 million or earnings per share of Euro 0.24 compared to a net income of Euro 18 million or earnings per share of Euro 0.06 in the previous financial year.
“We achieved a record performance in the last quarter and made much stronger progress in our diversification towards higher margin products than originally planned and also benefited from a seasonally strong demand,” said Kin Wah Loh, President and
For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 2 of 7 November 14, 2006
CEO of Qimonda. “With our continued shift towards DRAM for infrastructure, graphics and mobile and consumer applications, we improved the share of bit-shipments into non-PC applications to significantly above 50 percent in the last quarter.”
Net sales were driven by higher bit shipments and higher average selling prices based largely on Qimonda’s continued successful product diversification. Diversification was driven mostly by graphics DRAM, followed by infrastructure and consumer applications. Overall bit-shipments increased by 17 percent in the fourth quarter compared to the previous quarter and by almost 80 percent for FY 2006 compared to FY 2005. 42 percent of Qimonda’s net sales in FY 2006 were generated in North America, 19 percent in Europe, 31 percent in Asia Pacific and 7 percent in Japan.
Qimonda’s improvement of its gross margin and net income was mainly due to improved average selling prices in the fourth quarter, which helped to limit the overall decline of average selling prices to 20 percent year-on-year. Earnings improvement during the financial year was also driven by further productivity gains due to the transition of more than 70 percent of Qimonda’s capacity to 300mm wafer manufacturing as well as the conversion of about 40 percent of the company’s capacities to 90 nanometer production. Fourth quarter and FY 2006 earnings included dilution gains of Euro 42 million and Euro 72 million respectively related to Inotera’s IPO and GDR offering in 2006. Fourth Quarter earnings also include operating expenses of Euro 47 million, mainly related to the IP settlement with Tessera and an impairment on Qimonda’s Flash business.
Qimonda’s improved performance also strengthened the company’s balance sheet. With cash flow from operations of Euro 297 million during FY 2006, the net cash posi

For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 3 of 7 November 14, 2006
tion at the end of the FY 2006 was Euro 575 million. The company had capital expenditures of Euro 686 million, mainly for the further expansion of its 300mm wafer manufacturing facility in Richmond, the introduction of the next DRAM technology generations and the strengthening of its production capabilities for consumer and communication applications.
Outlook first quarter and financial year 2007
Qimonda expects its bit production to grow by approximately 10 to 15 percent in the first quarter of the 2007 financial year. The company expects this bit growth to be based on additional capacity, mainly from foundry partners, and improved productivity as a result of the continued conversion of capacities to 90nm technology. Qimonda also expects to maintain a share of bit-shipments to non PC applications significantly above 50 percent after the seasonally strong customer demand for consumer and gaming applications in the last quarter.
For the full year Qimonda expects bit demand to be driven in part by the introduction of the Windows Vista operating system and the continued strong growth for DRAM in consumer and communication applications. The company expects the market measured in bits to grow between 55 and 65 percent. Qimonda intends to increase bit production in line with overall market growth based on its investment in additional capacities in its Richmond 300mm manufacturing facility as well as the ramp-up of the second 300mm module at Inotera. In addition, Qimonda expects productivity improvements in manufacturing during 2007 as it converts further production to 90nm technology and begins the transition to next generation 80nm and 75nm technologies.

For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 4 of 7 November 14, 2006
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), passcode: 7517554#, beginning at 6:30pm EST today and continuing until 5:59pm EST on November 18, 2006.
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the fourth quarter of its financial year ended September 30, 2006 and the full financial year. This financial information includes reconciliations of the non-US GAAP financial measures EBIT and net cash position to net income and gross cash position, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 are derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
About Qimonda
Qimonda AG is the second largest global supplier of DRAM memory products (ranking first half of the calendar year 2006 according to the industry research firm Gartner Dataquest). Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing

For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 5 of 7 November 14, 2006
sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
Disclaimer
This press release may contain forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our initial public offering prospectus on Form F-1.

For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 6 of 7 November 14, 2006
Qimonda AG and Subsidiaries
Unaudited Financial Information
Fourth Quarter and Year Ended 30.09.2006
All amounts in Euro millions, except where otherwise stated

	12 Months	12 Months	3 Months	3 Months	3 Months
	30. Sep	30. Sep	30. Sep	30. Jun	30. Sep
	FY 2006	FY 2005	Q4 F06	Q3 F06	Q4 F05

	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	3.815	2.825	1.232	977	767
Cost of goods sold	(3.048)	(2.164)	(890)	(762)	(606)

Gross (loss) profit	767	661	342	215	161
Research and development expenses	(433)	(390)	(108)	(110)	(91)
Selling, general and administrative expenses	(215)	(206)	(54)	(48)	(51)
Restructuring charges	—	(1)	(0)	0	—
Other operating expenses (income), net	(60)	(13)	(47)	1	(5)

Operating (loss) income	59	51	133	58	14
Interest expense, net	(25)	(7)	(3)	(6)	(9)
Equity in earnings of associated companies	80	45	42	11	17
Gain (loss) on associated company share issuance	72	—	42	30	—
Other non-operating expense, net	8	13	(1)	3	7
Minority interests	(6)	2	(1)	(2)	(1)

Income (loss) before income taxes	188	104	212	94	28
Income tax benefit (expense)	(114)	(86)	(56)	(40)	8

Net (loss) income	74	18	156	54	36

Earnings per share (in euro)	0,24	0,06	0,48	0,18	0,12

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	932	632
Marketable securities	138	—
Trade accounts receivable, net	803	439
Inventories	622	484
Deferred income taxes	47	49
Other current assets	265	198

Total current assets	2.807	1.802

Property, plant and equipment, net	2.080	2.216
Long-term investments, net	636	544
Deferred income taxes	160	125
Other assets	178	174

Total assets	5.861	4.861

Liabilities and owners’ equity:
Current liabilities:
Short-term debt and current maturities	344	524
Trade accounts payable	712	519
Accrued liabilities	160	122
Deferred income taxes	18	—
Other current liabilities	245	200

Total current liabilities	1.479	1.365

Long-term debt	151	108
Deferred income taxes	36	9
Other liabilities	324	412

Total liabilities	1.990	1.894

Total shareholders’ equity	3.871	2.967

Total liabilities and shareholders’ equity	5.861	4.861

For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com

Page 7 of 7 November 14, 2006
Qimonda AG and Subsidiaries
Unaudited Financial Information
Fourth Quarter and Year Ended 30.09.2006
All amounts in Euro millions, except where otherwise stated

	12 Months	12 Months	3 Months	3 Months	3 Months
	30. Sep	30. Sep	30. Sep	30. Jun	30. Sep
	FY 2006	FY 2005	Q4 F06	Q3 F06	Q4 F05

	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash provided by operating activities	297	483	236	66	74
therein:
Depreciation and amortization	703	528	179	177	131

Net cash used in investing activities	(772)	(971)	(47)	(257)	(107)
therein:
Net purchases (proceeds) of marketable securities	(138)	1	30	(168)	—
Purchases of property, plant and equipment	(686)	(926)	(115)	(89)	(110)

Net cash (used in) provided by financing activities	773	538	307	(14)	75
therein:
Net change in short-term debt due Infineon	(163)	481	(109)	(19)	504

RECONCILIATIONS

Net (loss) income	74	18	156	54	36
Interest income (expense), net	(25)	(7)	(3)	(6)	(9)

Earnings before Interest	99	25	159	60	45
Income tax benefit (expense)	(114)	(86)	(56)	(40)	8

Earnings before Interest and Taxes (EBIT)	213	111	215	100	37

Cash and cash equivalents	932	632
Marketable securities	138	—

Gross Cash position	1.070	632

Short-term debt and current maturities	344	524
Long-term debt	151	108

Total financial debt	495	632

Net Cash (debt) position	575	—

Total shareholders’ equity	3.871	2.967

Capital Employed	3.296	2.967

Net cash provided by operating activities	297	483	236	66	74
Net cash used in investing activities	(772)	(971)	(47)	(257)	(107)
Net purchases (proceeds) of marketable securities	138	(1)	(30)	168	—

Free Cash Flow	(337)	(489)	159	(23)	(33)

STATISTICS AND RATIOS

Gross Margin	20%	23%	28%	22%	21%
R&D as % of sales	11%	14%	9%	11%	12%
SG&A as % of sales	6%	7%	4%	5%	7%
EBIT Margin	6%	4%	17%	10%	5%
Effective Tax Rate	61%	83%	27%	42%	(30)%
Weighted Average Shares Outstanding (million)	306	300	324	300	300
EPS (in euro)	0,24	0,06	0,48	0,18	0,12
Free Cash Flow	(337)	(489)	159	(23)	(33)
Capital Employed (end of period)	3.296	2.967	3.296	3.335	2.967
Net income / Equity ratio	2%	1%	16%	6%	5%
Return on Capital Employed	3%	1%	19%	7%	6%
For the Business and Trade Press: QI200611.05e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com